WADDELL & REED, INC. AND SUBSIDIARIES

(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Information for Possession or Control Requirements under Rule 15c3-3

December 31, 2015

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(1), (k)(2)(i) and (k)(2)(ii) of that rule.

See accompanying report of independent registered public accounting firm.